

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2010

Ms. Loretta V. Cangialosi
Senior Vice President and Controller
(Principal Accounting Officer and
Duly Authorized Officer)
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

> **Re: Pfizer Inc.**
> **Form 10-Q for the Period Ended April 4, 2010**
> **Filed May 13, 2010**
> **File Number: 001-03619**

Dear Ms. Cangialosi:

    We have completed our review of your Form 10-Q and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant